

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 29, 2014

Via Email
Brian G. Block
Senior Vice President
WireCo WorldGroup, Inc.
12200 NW Ambassador Drive
Kansas City, Missouri 64163

>   **Re: WireCo WorldGroup, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2013**
>   **Filed March 10, 2014**
>   **File No. 333-174896**

Dear Mr. Block:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Financial Statements, page 36

Note 2- Summary of Significant Accounting Policies, page 43

(m) Revenue Recognition, page 45

1.   For the long-term synthetic rope manufacturing contracts you enter into, please tell us the following:

- The nature and terms of these contracts;
- The amount of revenue recognized for each period presented related to these contracts; and
- Expand your disclosure to include the method of measuring the extent of progress toward completion for your percentage of completion contracts in accordance with ASC 605-35-50-2.

<u>Note 18- Selected Quarterly Financial Data (Unaudited), page 75</u>

2. Please submit a detailed materiality analysis that supports your conclusion that the accounting corrections made in your 2012 and 2013 fiscal years and first quarter of fiscal year 2014 are not quantitatively or qualitatively material individually or in the aggregate to your quarterly and annual financial statements for the fiscal periods ended December 31, 2012 and December 31, 2013 and interim period ended March 31, 2014.

 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

 In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 You may contact Tracie Towner, Staff Accountant, at (202) 551-3744 if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 551-3854 with any other questions.

Sincerely,

/s/ Melissa N. Rocha

Melissa N. Rocha
Senior Assistant Chief Accountant